Item 77C Matters submitted to vote of security holders

A Special Meeting of the Shareholders of the Resource Real Estate Diversified Income Fund (the Trust ) was held on August 26, 2016 to approve a new management agreement between Resource Real Estate, Inc. and the Trust, and adjourned until September 23, 2016. The Special Meeting was reconvened on September 23, 2016 and the Proposal was voted on and approved by Shareholders of the Fund.

The September 23, 2016 voting results were as follows:

Matter	Voter Type	Shares

To approve a new	For	4,837,163.717

management agreement
between Resource Financial	Against	82,056.465

Fund Management, Inc. and	Abstain	1,114,949.900
the Trust.